UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                                   GENESCO, INC.
                                 (Name of Issuer)

                          Common Stock, $1.00 par value
                          (Title of Class of Securities)

                                    371-532102
                                  (CUSIP Number)

                                 Donald S. Scherer
            Howard, Rice, Nemerovski, Canady, Robertson, Falk & Rabkin
                            A Professional Corporation
                        Three Embarcadero Center, Suite 700
                             San Francisco, CA  94111
                                  (415) 434-1600
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  December 9, 1994
                           (Date of Event which Requires
                             Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Check the following box if a fee is being paid with this statement  .
     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 371-532102             SCHEDULE 13D                    Page 2 of 15


1    Name of Reporting Person               BK CAPITAL PARTNERS III, L.P.

     IRS Identification No. of Above Person                    94-3091845


2    Check the Appropriate Box if a Member of a Group              (a) x
                                                                   (b)

3    SEC USE ONLY


4    Source of Funds                                                  WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization                      California


                               7   Sole Voting Power                 -0-

      NUMBER OF                8   Shared Voting Power               -0-
      SHARES
      BENEFICIALLY
      OWNED BY EACH            9   Sole Dispositive Power            -0-
      REPORTING
      PERSON WITH
                              10   Shared Dispositive Power          -0-


11    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                               -0-


12    Check Box if the Aggregate Amount in Row 11
      Excludes Certain Shares


13    Percent of Class Represented by Amount in Row 11              0.0%

14    Type of Reporting Person                                        PN

CUSIP No. 371-532102            SCHEDULE 13D                   Page 3 of 15

1   Name of Reporting Person                  BK CAPITAL PARTNERS IV, L.P.

    IRS Identification No. of Above Person                   94-3139027


2   Check the Appropriate Box if a Member of a Group            (a) x
                                                                (b)

3   SEC USE ONLY


4   Source of Funds                                              WC


5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)


6   Citizenship or Place of Organization                    California


                          7    Sole Voting Power                   -0-

         NUMBER OF        8    Shared Voting Power                 -0-
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power              -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power            -0-


11   Aggregate Amount Beneficially Owned by Each
     Reporting Person                                              -0-


12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
     Shares


13   Percent of Class Represented by Amount in Row 11             0.0%


14   Type of Reporting Person                                       PN

CUSIP No. 371-532102            SCHEDULE 13D                   Page 4 of 15

1   Name of Reporting Person                THE CARPENTERS PENSION TRUST
                                                 FOR SOUTHERN CALIFORNIA

    IRS Identification No. of Above Person                    94-6042875


2   Check the Appropriate Box if a Member of a Group           (a) x
                                                               (b)

3   SEC USE ONLY


4   Source of Funds                                               WC


5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)


6   Citizenship or Place of Organization                    California


                          7    Sole Voting Power                   -0-

         NUMBER OF        8    Shared Voting Power          1,358,300*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power              -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power     1,358,300*


11   Aggregate Amount Beneficially Owned by Each
     Reporting Person                                       1,358,300*

12   Check Box if the Aggregate Amount in Row 11 Excludes
     Certain Shares

13   Percent of Class Represented by Amount in Row 11            5.5%*

14   Type of Reporting Person                                      EP


*    See response to Item 5.

CUSIP No. 371-532102            SCHEDULE 13D                   Page 5 of 15


1   Name of Reporting Person               RICHARD C. BLUM & ASSOCIATES, L.P.

    IRS Identification No. of Above Person                    94-3205364


2   Check the Appropriate Box if a Member of a Group            (a) x
                                                                (b)

3   SEC USE ONLY


4   Source of Funds                                         Not applicable

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)


6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                     -0-

         NUMBER OF        8    Shared Voting Power            1,358,300*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power       1,358,300*


11   Aggregate Amount Beneficially Owned by Each
     Reporting Person                                         1,358,300*


12   Check Box if the Aggregate Amount in Row 11 Excludes
     Certain Shares

13   Percent of Class Represented by Amount in Row 11              5.6%*

14   Type of Reporting Person                                     PN, IA


*    See response to Item 5.

CUSIP No. 371-532102            SCHEDULE 13D                   Page 6 of 15

1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

    IRS Identification No. of Above Person                    94-2967812


2   Check the Appropriate Box if a Member of a Group          (a) x
                                                              (b)

3   SEC USE ONLY


4   Source of Funds                                        Not applicable


5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)


6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                      -0-

        NUMBER OF         8    Shared Voting Power             1,358,300*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                 -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power        1,358,300*


11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               1,358,300*

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
     Shares

13   Percent of Class Represented by Amount in Row 11               5.6%*


14   Type of Reporting Person                                        CO


*    See response to Item 5.

CUSIP No. 371-532102            SCHEDULE 13D                   Page 7 of 15


1   Name of Reporting Person                             RICHARD C. BLUM

    S.S. No. of Above Person                                 556 42 3196


2   Check the Appropriate Box if a Member of a Group         (a)x
                                                             (b)

3   SEC USE ONLY


4   Source of Funds                                        Not applicable

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)


6   Citizenship or Place of Organization                          USA


                          7    Sole Voting Power                     -0-

         NUMBER OF        8    Shared Voting Power            1,358,300*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power       1,358,300*


11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              1,358,300*

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
     Shares

13   Percent of Class Represented by Amount in Row 11               5.6%*

14   Type of Reporting Person                                        IN


*    See response to Item 5.

             Item 1.  Security and Issuer

             This Amendment No. 2 (the "Amendment") to Schedule 13D relates to shares of the common stock, $1.00 par value (the "Stock"), of Genesco, Inc., a Tennessee corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is Genesco Park, 1415 Murfreesboro Road, Nashville, Tennessee 37217-2895. This Amendment is being filed because of certain sales set forth in Item 5(c) below.

             Item 2.   Identity and Background

             This Amendment is filed on behalf of BK Capital Partners III, L.P. ("BK III"), BK Capital Partners IV, L.P. ("BK IV"),
             The Carpenters Pension Trust for Southern California (the "Carpenters Trust"), Richard C. Blum & Associates, L.P. ("RCBA L.P."), and Richard C. Blum & Associates, Inc. ("RCBA Inc."), and Richard C. Blum, the Chairman and substantial shareholder of RCBA Inc. (collectively, the "Reporting Persons").

             RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

             Name and           Business Address  Citizenship  Principal
             Office Held                                       Occupation
             in RCBA Inc.                                      or
                                                               Employment

             Richard C. Blum     909 Montgomery St.   USA      Chairman and
             Chairman and        Suite 400                     Director,
             Director            San Francisco, CA             RCBA, L.P.

             Name and           Business Address  Citizenship  Principal
             Office Held                                       Occupation
             in RCBA Inc.                                      or
                                                               Employment

             Thomas L.           40 Wall Street       USA      Chairman,
             Kempner             New York, NY 10005            Loeb
             Director                                          Partners
                                                               Corporation,
                                                               Investment
                                                               Banking
                                                               Business

             Nils Colin Lind     909 Montgomery St.  Norway    Managing
             Managing            Suite 400                     Director,
             Director and        San Francisco, CA             RCBA, L.P.
             Director

             George A. Pavlov    909 Montgomery St.   USA      Managing
             Managing Director,  Suite 400                     Director,
             Chief Financial     San Francisco, CA             Chief
             Officer and                                       Financial
             Director                                          Officer,
                                                               RCBA, L.P.

             Alexander L. Dean   909 Montgomery St.   USA      Managing
             Managing Director   Suite 400                     Director of
             of Investments      San Francisco, CA             Investments,
             and Director                                      RCBA, L.P.

             Peter E. Rosenberg  909 Montgomery St.   USA      Managing
             Managing Director   Suite 400                     Director of
             of Investments      San Francisco, CA             Investments,
             and Director                                      RCBA, L.P.

             Michael Kane        909 Montgomery St.   USA      Managing
             Managing Director   Suite 400                     Director of
             of Investments      San Francisco, CA             Investments,
                                                               RCBA, L.P.

             Donald S. Scherer   3 Embarcadero Center USA      Director,
             Secretary           Suite 700                     Howard,
                                 San Francisco, CA             Rice, et al.
                                                               (law firm)


             BK III and BK IV are California limited partnerships, each of whose principal business is investing in securities. The principal office for each of them is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of BK III and BK IV.

             The Carpenters Trust is a pension fund governed by the provisions of ERISA. Its principal office is located at 520 South Virgil Avenue, 4th Floor, Los Angeles, California 90020. RCBA L.P. is an investment adviser to the Carpenters Trust. The Carpenters Trust is governed by a board of trustees. The names of the executive officers and trustees of the Carpenters Trust, their addresses, citizenship and principal occupations are as follows.

                                                             Principal
             Name and        Business Address   Citizenship  Occupation
             Office Held                                     or Employment

             Kim Frommer     22225 Acorn Street     USA      President
             Trustee         Chatsworth, CA 91311            Frommer Inc.

             Curtis          4719 Exposition        USA      President
             Conyers, Jr.    Boulevard                       Richard Lane
             Trustee         Los Angeles, CA 90016           Company

             Richard Harris  1717 West Lincoln      USA      General Manager
             Trustee         Avenue                          Wesseln
                             Anaheim, CA  92801              Construction
                                                             Co., Inc.

             Ralph Larison   1925 Water Street      USA      President
             Trustee         Long Beach, CA 90802            Connolly-Pacific
                                                             Co.

             Bert Lewitt     2901 28th Street       USA      President
             Trustee         Santa Monica, CA 90405          Morley
                                                             Construction Co.

             Ronald W. Tutor 15901 Olden Street     USA      President
             Co-Chairman,    Sylmar, CA  91342               Tutor-Saliba
             Trustee                                         Corporation

             J.D. Butler     412 Dawson Drive       USA      Treasurer
             Trustee         Camarillo, CA 93010             Gold Coast
                                                             District Council
                                                             of Carpenters

             Douglas J.      520 South Virgil       USA      Secretary-Treasurer
             McCarron        Avenue                          Southern California
             Chairman,       Los Angeles, CA 90020           District Council of
             Trustee                                         Carpenters

             Bill Perry      520 South Virgil       USA      Administrative
             Trustee         Avenue                          Assistant
                             Los Angeles, CA 90020           Southern California
                                                             District Council
                                                             of Carpenters

             Buddy Self      911 20th Street        USA      Financial Secretary
             Trustee         Bakersfield, CA 93301           Carpenters Local
                                                             Union 743

             Steve Graves    520 South Virgil       USA      Business
             Trustee         Avenue                          Representative
                             Los Angeles, CA 90020           Southern California
                                                             District Council
                                                             of Carpenters

             Fred Taylor     341 E. Wardlow         USA      Financial Secretary
             Trustee         Road                            Carpenters Local
                             Long Beach, CA 90807            Union 630

             To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             Item 3.   Source and Amount of Funds or Other Consideration

             The source of funds for previous purchases of Stock was the working capital of BK III, BK IV, the Carpenters Trust and another advisory client of RCBA Inc., as described in more detail in Item 5 below.

             Item 4.   Purpose of Transaction.

             The Reporting Persons acquired the Stock for investment purposes. Depending on market conditions and other factors, the Reporting Persons may purchase additional shares of the Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, they may, at some future time, sell all or some of their shares of the Stock.

             Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through
             (j) of Item 4, although the Reporting Persons may in the future take actions that would have such an effect.

             Item 5.   Interest in Securities of the Issuer

             (a) & (b) According to the Issuer's most recent Form 10-Q, 24,343,663 shares of the Stock were outstanding as of December 9, 1994. When the trades reported in Item 5(c) below are settled, the only Reporting Person having direct holdings in the Stock will be the Carpenters Trust, which will hold 655,700 shares of the Stock, which is 2.7% of the outstanding Stock.

             Because RCBA L.P. also has investment and voting discretion over 702,600 shares purchased on behalf of another advisory client, those shares are reported as beneficially owned by RCBA L.P. Such advisory client disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

             Because voting and investment decisions concerning the above shares are made by RCBA Inc., in its capacity as the sole general partner of RCBA L.P., the Reporting Persons (other than BK III and BK IV, which have disposed of all of their shares) affirm membership in a group. Therefore, each Reporting Person (other than BK III and BK IV) is deemed to have beneficial ownership of an aggregate of 1,358,300 shares of the Stock, which is 5.6% of the outstanding Stock.

             As Chairman, director and a substantial shareholder of RCBA Inc., Richard Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Mr. Blum reserves the right to disclaim beneficial ownership of securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Amendment as a Reporting Person, the filing of this Amendment shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

             (c) The following sales have been made during the last 60 days (all by BK IV in the open market):

                          Trade      Number of     Price Per
                          Date         Shares        Share

                          12/06/94    120,000       $1.875

                          12/09/94    255,800        1.875

                          12/12/94    146,200        1.875
                          12/13/94     5,000         1.875

                          12/16/94     22,400        1.875
                          Total       549,400

             In addition, since Amendment No. 1 to Schedule 13D was filed (but not within the last 60 days), BK III disposed of the entire 118,900 shares of Stock it previously owned.

             (d) and (e)   Not applicable.

             Item 6.   Contracts, Arrangements, Understandings or
                       Relationships with Respect to Securities of the Issuer

             None.

             Item 7.   Material to be Filed as Exhibits

             Joint Filing Undertaking.

                                       Signatures

             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  December 16, 1994.

             BK CAPITAL PARTNERS III, L.P.      THE CARPENTERS PENSION TRUST
             BK CAPITAL PARTNERS IV, L.P.       FOR SOUTHERN CALIFORNIA

             By Richard C. Blum & Associates,   By Richard C. Blum
                L.P., its General Partner          & Associates, L.P., its
                                                   Investment Adviser

                By Richard C. Blum &            By Richard C. Blum &
                   Associates, Inc., its           Associates, Inc., its
                   General Partner                 General Parter

                   By:  /s/ Donald S. Scherer      By:  /s/ Donald S. Scherer
                   Donald S. Scherer, Secretary    Donald S. Scherer, Secretary


             RICHARD C. BLUM & ASSOCIATES,   RICHARD C. BLUM & ASSOCIATES,
             L.P.                            INC.

             By Richard C. Blum &            By:  /s/ Donald S. Scherer
             Associates, Inc., its               Donald S. Scherer, Secretary
             General Partner


                By:  /s/ Donald S. Scherer
                   Donald S. Scherer, Secretary



               /s/ George A. Pavlov
             RICHARD C. BLUM

             By:  George A. Pavlov
                  Attorney-in-Fact

                                 JOINT FILING UNDERTAKING

           The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to Amendment No. 2 to
           Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

           DATED:  December 16, 1994.

           BK CAPITAL PARTNERS III, L.P.         THE CARPENTERS PENSION TRUST
           BK CAPITAL PARTNERS IV, L.P.          FOR SOUTHERN CALIFORNIA

           By Richard C. Blum & Associates,      By Richard C. Blum &
              L.P., its General Partner             Associates, L.P., its
                                                    Investment Advisor

              By Richard C. Blum & Associates,      By Richard C. Blum &
                 Inc., its General Partner             Associates, Inc., its
                                                       General Partner

                                                       By: /s/ Donald S. Scherer
                 By:  /s/ Donald S. Scherer                Donald S. Scherer,
                    Donald S. Scherer, Secretary           Secretary


           RICHARD C. BLUM & ASSOCIATES, L.P.    RICHARD C. BLUM & ASSOCIATES,
                                                   INC.

             By Richard C. Blum & Associates,
                Inc., its General Partner
                                                    By:  /s/ Donald S. Scherer
                                                    Donald S. Scherer, Secretary
                By:  /s/ Donald S. Scherer
                   Donald S. Scherer, Secretary



                  /s/ George A. Pavlov
                RICHARD C. BLUM

                By:  George A. Pavlov
                     Attorney-in-Fact